Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of One Liberty Properties, Inc. for the registration of (i) shares of its common stock, par value $1.00 per share, (ii) shares if its preferred stock, par value $1.00 per share, (iii) warrants to purchase its equity securities and (iv) subscription rights, up to a maximum aggregate offering price of $250,000,000 and to the incorporation by reference therein of our report dated March 6, 2026, with respect to the consolidated financial statements of One Liberty Properties, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
August 13, 2026